NOTICE AND MANAGEMENT INFORMATION CIRCULAR OF
AN ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON
JUNE 30, 2022

Dated May 24, 2022

LARGO INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of the holders of common shares ("Common Shares") of Largo Inc. ("Largo" or the "Company") will be held at the offices of Gowling WLG (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, M5X 1G5, on June 30, 2022, at 4:00 p.m. (Toronto time), for the following purposes:

1. to receive Largo's audited consolidated financial statements for the years ended December 31, 2021 and 2020 and the auditor's report thereon;

2. to fix the number of directors of Largo to be elected at the Meeting at six;

3. to elect the directors of Largo;

4. to appoint KPMG LLP as Largo's auditors, to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration; and

5. to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The specific details of the matters to be considered at the Meeting are set forth in the accompanying management information circular.

To proactively deal with the unprecedented public health impact of the global COVID-19 pandemic, and to mitigate the risks to the health and safety of our communities, shareholders, employees and other stakeholders, shareholders are discouraged from attending the Meeting in person. All shareholders are encouraged to vote on the matters before the Meeting by proxy in the manner set out herein.

Any persons attending the Meeting in person will be required to comply with health and safety measures that Largo may put in place. Any person who wishes to attend the Meeting in person must first register with the Meeting's host at least 72 hours in advance and receive approval, by calling 416 861 9797 or by email at legal@largoinc.com. You should not attend the Meeting if you or someone with whom you have been in close contact with are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to or from outside of Canada within the 14 days prior to the Meeting. Largo may refuse any shareholder entrance to the Meeting if Largo feels to allow entrance would put staff and/or other attendees at the Meeting in harm's way.

Largo is monitoring developments regarding COVID-19. In the event Largo decides any change to the date, time, location or format of the Meeting are necessary or appropriate due to difficulties arising from COVID-19, Largo will promptly notify shareholders of the change by issuing a news release, a copy of which will be available on SEDAR at www.sedar.com.

Registered shareholders (being shareholders who hold their Common Shares directly, registered in their own names) and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person or by proxy. Beneficial shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to vote at the Meeting.

As a shareholder of Largo, it is very important that you read the accompanying management information circular dated May 24, 2022 (the "Circular") and other Meeting materials carefully. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Common Shares, including if you are a beneficial shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST submit your form of proxy or voting instruction form identifying such proxyholder by 4:00 p.m. (Toronto time) on June 28, 2022.

If you are a registered shareholder and are unable to attend the Meeting please date and execute the accompanying form of proxy and return it in the envelope provided to TSX Trust Company, Largo's transfer agent, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 by facsimile at 1 416 595 9593, or by the internet at www.voteproxyonline.com and entering your 12 digit control number, no later than 4:00 p.m. (Toronto time) on June 28, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

If you are not a registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form that you receive in accordance with the instructions provided to you by your broker or by the other intermediary.

Largo's directors have fixed May 20, 2022 as the record date. Holders of Common Shares at the close of business on May 20, 2022 are entitled to receive notice of and to vote at the Meeting or any postponement(s) or adjournment(s) thereof.

Notice-and-Access

The Company is using "notice-and-access" to deliver to shareholders the Company's audited consolidated financial statements for the years ended December 31, 2021 and 2020 and related management's discussion and analysis, the Circular, and any other proxy-related materials (the "meeting materials") by providing electronic access to such documents instead of mailing paper copies. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the meeting materials to shareholders.

The meeting materials are available on the Company's website at www.largoinc.com, and under our profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.html. Shareholders are reminded to review the Circular prior to voting.

Shareholders may request to receive paper copies of the meeting materials by mail at no cost. Requests may be made up to one year from the date the meeting materials were filed on SEDAR. Should you wish to receive a paper copy of the meeting materials or if you have any questions about notice-and-access, please contact our TSX Trust Company by calling toll-free, within North America, at 1 866 600 5869, or by email at tsxtis@tmx.com. A paper copy will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting. If you wish to receive a paper copy of any of these documents before the June 28, 2022 voting deadline, please contact TSX Trust Company by June 21, 2022.

DATED at Toronto, Ontario this 24th day of May, 2022.

By Order of the Board of Directors

(Signed) "Alberto Arias"
Director and Co-Chair of the Board

MANAGEMENT INFORMATION CIRCULAR

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Largo Inc. for use at the annual and special meeting of shareholders (the "Meeting") to be held at the offices of Gowling WLG (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, M5X 1G5, on June 30, 2022, at 4:00 p.m. (Toronto time), or at any postponement(s) or adjournment(s) thereof. See "Voting Information - Voting Your Common Shares at the Meeting - Attending and Participating at the Meeting".

The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") that accompanies this Circular.

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Largo", or the "Company", refer to Largo Inc. and references to the "Board" refer to our board of directors.

On March 4, 2021, the Company completed a consolidation of its common shares ("Common Shares") on the basis of one (1) post-consolidation Common share for each ten (10) pre-consolidation Common Shares (the "2021 Share Consolidation"). Unless stated otherwise, the share numbers, securities and price per security stated in this Circular give effect to the 2021 Share Consolidation, notwithstanding that such amounts may relate to a period preceding the consolidation. The Common Shares began trading on a post-consolidation basis on March 8, 2021.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Forward-Looking Information

Certain statements in this Circular constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking information"). The words "scheduled", "may", "will", "would", "should", "could", "expects", "plans", "intends", "trends", "indications", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking information.

Forward-looking information is based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company's business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company's actual results to differ materially from those expressed or implied by forward-looking information, including, without limitation, the factors discussed in the "Risk Factors" section of our Annual Information Form dated March 15, 2022 (the "Annual Information Form") for the year ended December 31, 2021. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking information contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking information contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on forward-looking information contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with Canadian securities regulatory authorities available at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov for a discussion of these and other risks and uncertainties. Please also refer to the section entitled "Cautionary Note Regarding Forward-Looking Information" in the Company's Annual Information Form for additional details with respect to forward-looking statements.

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Date of Information and Currency Presentation

Unless otherwise indicated, the information in this Circular is given as at May 24, 2022.

References in this Circular to (i) $ or C$ are to Canadian dollars, (ii) US$ are to United States dollars, (iii) R$ are to Brazilian reals, and (iv) € are to European euros. The Company has used the following annual average exchange rates reported by the Bank of Canada for conversions of currency to Canadian dollars throughout this Circular, unless indicated otherwise:

Currency	Year Ended December 31
	2021	2020	2019
One United States dollar in Canadian dollars	$1.2535	$1.3415	$1.3269

One Brazilian real in Canadian dollars	$0.2325	$0.2625	$0.3371

One European euro in Canadian dollars	$1.4828	$1.5302	$1.4856

On May 24, 2022, the exchange rate as quoted by the Bank of Canada for conversion of one United States dollar into Canadian dollars was US$1.00 = $1.2826, Brazilian reals into Canadian dollars, was R$1.00 = $0.2664, and European euros into Canadian dollars was €1.00 = $1.3760.

The Company's financial year end is December 31. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

GENERAL PROXY INFORMATION

This Circular provides the information you need in order to vote at the Meeting.

• If you are a registered shareholder of Common Shares and are unable to attend the Meeting please date and execute the accompanying form of proxy and return it in the envelope provided to TSX Trust Company, Largo's transfer agent, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 by facsimile at 1 416 595 9593, or by the internet at www.voteproxyonline.com and entering your 12 digit control number, no later than 4:00 p.m. (Toronto time) on June 28, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

• If you are not a registered shareholder, meaning your Common Shares are held through your broker or through another intermediary, you may receive either a form of proxy or a voting instruction form ("VIF") and should follow the instructions provided to you by your broker, intermediary, or our agent in the VIF.

See "Voting Your Common Shares By Proxy - Appointing a Proxyholder", and "Attending and Participating at the Meeting" below under "Voting Information".

The solicitation of proxies will be primarily by mail, subject to the use of the notice-and-access provisions ("Notice-and-Access Provisions") under National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") and National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), but proxies may also be solicited in person, by telephone or other form of correspondence. Proxies may also be solicited personally by directors, officers or regular employees of the Company. Those persons will not receive any extra compensation for those activities. The Company may pay brokers or other persons holding Common Shares in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to certain beneficial owners of Common Shares and obtaining proxies from them. The cost of preparing and mailing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by the Company.

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NOTICE-AND-ACCESS

The Company is using the Notice-and-Access Provisions for the Meeting. The Notice-and-Access Provisions allow issuers to deliver proxy-related materials by posting electronic versions of proxy-related materials online, via SEDAR and one other website, and sending a notice (the "N&A Notice") informing shareholders that this Circular and proxy related materials have been posted and explaining how to access such materials.

Shareholders will receive paper copies of a notice package via pre-paid mail containing the N&A Notice and a form of proxy (if a registered shareholder) or a voting instruction form (if a beneficial shareholder). The N&A Notice contains the information prescribed by NI 54-101, including instructions on how to access the proxy materials, including this Circular, the Company's audited consolidated financial statements for the years ended December 31, 2021 and 2020 and related management's discussion and analysis, and any other proxy-related materials (collectively, the "meeting materials").

The meeting materials are available on the Company's website at www.largoinc.com, and under our profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.html. Shareholders may request to receive paper copies of the meeting materials by mail at no cost. Requests may be made up to one year from the date the meeting materials were filed on SEDAR. Should you wish to receive a paper copy of the meeting materials or if you have any questions about notice-and-access, please contact our TSX Trust Company by calling toll-free, within North America, at 1 866 600 5869, or by email at tsxtis@tmx.com. A paper copy will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting. If you wish to receive a paper copy of any of these documents before the June 28, 2022 voting deadline, please contact TSX Trust Company by June 21, 2022.

Notice packages are being sent to both registered and beneficial shareholders. If you are a beneficial shareholder, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the broker or other intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. See "Voting Information - Voting Your Common Shares at the Meeting".

VOTING INFORMATION

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

Due to restrictions relating the global COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, shareholders are discouraged from attending the Meeting in person. All shareholders are encouraged to vote on the matters before the Meeting by proxy in the manner set out herein.

VOTING MATTERS

At the Meeting, shareholders are voting on:

• fixing the number of directors;

• the election of directors; and

• the appointment of Largo's auditors, to hold office until the next annual meeting of shareholders, and the authorization of the directors to fix their remuneration.

WHO CAN VOTE

The record date for the Meeting is May 20, 2022 (the "Record Date").

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Our transfer agent will prepare a list, as of the close of business on the Record Date, of the registered holders of Common Shares. A holder of Common Shares whose name appears on such list is entitled to vote the Common Shares on such list at the Meeting, or any postponement or adjournment thereof. No person becoming a shareholder after the Record Date shall be entitled to receive notice of, or to vote at, the Meeting or any postponement or adjournment thereof.

VOTING YOUR COMMON SHARES AT THE MEETING

Registered Shareholders

You are a registered shareholder if your Common Shares are registered directly in your name.

If you are a registered shareholder at the close of business on the Record Date, you may attend, participate and vote at the Meeting or give another person authority to represent you and vote your Common Shares at the Meeting, as described below under the heading "Voting Your Common Shares by Proxy".

Beneficial shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to vote at the Meeting. If you are a beneficial shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Voting Your Common Shares By Proxy - Appointing a Proxyholder", and "Attending and Participating at the Meeting" below.

Beneficial Shareholders

It is possible that your Common Shares may be registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution, or in the name of a clearing agency (such as The Canadian Depository for Securities Limited in Canada, or the Depositary Trust Company in the United States), of which the intermediary is a participant. If your Common Shares are registered in the name of an intermediary, you are a beneficial shareholder. Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. Beneficial shareholders may be non-objecting beneficial owners ("NOBOs") or objecting beneficial owners ("OBOs"). You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

Applicable securities regulatory policies require intermediaries to seek voting instructions from beneficial shareholders in advance of shareholder meetings. Your intermediary is entitled to vote the Common Shares held by it and beneficially owned by you on the Record Date. However, it must first seek your instructions as to how to vote your Common Shares or otherwise make arrangements so that you may vote your Common Shares directly. An intermediary is not entitled to vote the Common Shares held by it without written instructions from the beneficial owner.

Beneficial shareholders may attend and participate in the Meeting (either themselves or through a proxyholder) or by proxy by providing voting instructions using the VIF (or other accompanying form). Alternatively, some beneficial shareholders may be able to vote by telephone or online and should refer to the VIF (or other accompanying form) for further details and instructions.

If a beneficial shareholder wishes to participate (either personally or through a nominee) and vote the Common Shares registered in the name of an intermediary at the Meeting, it is critical to follow the required procedures for appointing proxyholders. Beneficial shareholders may appoint themselves or a nominee as proxyholder by carefully following the instructions for appointing a proxyholder contained in the VIF (or other accompanying form) and ensuring that such request is communicated to the appropriate person indicated in the VIF (or other accompanying form) well in advance of the Meeting and in accordance with such instructions.

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Beneficial shareholders who wish to vote by proxy at the Meeting using the accompanying VIF (or other accompanying form) should carefully follow the instructions contained in the VIF (or other accompanying form) and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting in accordance with such instructions.

Attending and Participating at the Meeting

The Company is holding the Meeting at the offices of Gowling WLG (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, M5X 1G5, on June 30, 2022, at 4:00 p.m. (Toronto time). Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting.

Beneficial shareholders who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to participate or vote at the Meeting. See "Appointing a Proxyholder" below.

VOTING YOUR COMMON SHARES BY PROXY

You may vote before the Meeting by completing the enclosed form of proxy or VIF. A proxy or VIF must be properly completed in writing, in accordance with the instructions provided therein, and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Largo's transfer agent, TSX Trust Company, prior to 4:00 p.m. (Toronto time) on June 28, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

• by mail, to TSX Trust Company, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 (a pre-addressed return envelope is enclosed);

• by hand or by courier to TSX Trust Company, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1;

• by fax to +1 416 595 9593; or

• by internet at www.voteproxyonline.com, using your 12 digit control number which can be found on your proxy.

Beneficial shareholders may provide their voting instructions by mail, by telephone or online by following the instructions in the enclosed VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Common Shares, or you can let your proxyholder decide for you.

All Common Shares represented by properly completed proxies received by Largo's transfer agent, TSX Trust Company, no later than 4:00 p.m. (Toronto time) on June 28, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Common Shares on your form of proxy, your proxyholder must vote your Common Shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Common Shares as he or she sees fit. In the absence of a specified choice, the persons named in the enclosed form of proxy will vote the Common Shares FOR each of the matters referred to in this Circular.

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Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement or adjournment of the Meeting) and to vote your Common Shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Largo. Simply fill in the proxyholder's name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chief Executive Officer and Chief Financial Officer, are appointed to act as your proxyholder.

The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees set forth in the form of proxy or VIF as proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or VIF (as applicable) appointing such third party proxyholder, as described below, by 4:00 p.m. (Toronto time) on June 28, 2022.

The persons named in the form of proxy accompanying this Circular are officers and/or directors of the Company. A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the form of proxy, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by either striking out the names of the persons designated in the form of proxy and inserting the name of the person to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 by facsimile at 1 416 595 9593, or by the internet at www.voteproxyonline.com and entering your 12 digit control number no later than 4:00 p.m. (Toronto time) on Tuesday, June 28, 2022 (or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Meeting in the event of an adjournment of the Meeting) or depositing the completed and executed form of proxy with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Voting instructions may also be provided by internet by following the instructions on the form of proxy.

Revoking Your Proxy

If you submit a proxy, you may revoke it at any time before it is used by doing any one of the following:

• you may send another form of proxy with a later date to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 4:00 p.m. (Toronto time) on June 28, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

• you may deliver a signed written statement, stating that you want to revoke your proxy, to our Chief Financial Officer no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 55 University Avenue, Suite 1105, Toronto, ON M5J 2H7; or

• in any other manner permitted by law.

If you are a beneficial shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

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ADDITIONAL MATTERS PRESENTED AT THE MEETING

The enclosed form of proxy confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to further or other matters that may properly come before the Meeting or any postponement or adjournment thereof. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return a form of proxy and matters that are not now known to management should properly come before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the named proxy.

If you sign and return a VIF, your Common Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

VOTING SHARES AND PRINCIPAL HOLDERS

The Common Shares are the only shares which entitle shareholders to vote at the Meeting. The holders of Common Shares are entitled to one vote per share. The attendance of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued Common Shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at May 20, 2022, 64,825,219 Common Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Largo, based upon filings made with Canadian securities regulators on or before the date of this Circular, other than as described below, no other persons beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of our voting securities.

Mr. Alberto Arias, a director of Largo, owns, or has direction and/or control over an aggregate of 28,039,020 Common Shares, representing approximately 43.25% of the issued and outstanding Common Shares, as follows: (a) 62,533 Common Shares held directly; (b) 26,468,209 Common Shares held by Arias Resource Capital Fund II LP (over which Mr. Arias has direction and control as the sole director of its general partner); (c) 1,501,731 Common Shares held by Arias Resource Capital Fund II (Mexico) LP (over which Mr. Arias has direction and control as the sole director of its general partner); (d) 6,547 Common Shares held by Arias Resource Capital GP Ltd. (over which Mr. Arias has direction and control as its sole director). Our remaining directors and executive officers, as a group, beneficially own or control or direct, directly or indirectly, less than 1% of our outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2021 and 2020 and the auditor's report thereon will be presented at the Meeting.

2. FIXING NUMBER OF DIRECTORS

The Company is required to have a minimum of three and a maximum of fifteen directors. At the Meeting, shareholders will be asked to fix the number of directors to be elected at the Meeting at six.

The persons named in the accompanying form of proxy intend to vote FOR fixing the number of directors to be elected at the Meeting at six.

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3. ELECTION OF DIRECTORS

The governance committee of the Board (the "Governance Committee") has recommended, and the Board has determined to nominate, each of the six persons listed below for election as a director at the Meeting. All of the nominees are current members of our Board (see "Nominees for Election as Directors" below). The Board recommends that shareholders vote FOR the election of each of the six nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

Director Nominees of the ARC Funds

Pursuant to an amended and restated Governance Agreement dated March 9, 2012 and an Amended and Restated Director Nomination Agreement dated as of January 28, 2016, entered into among the Company, certain initial investors, and the general partner of each of Arias Resource Capital Fund LP, Arias Resource Capital Fund II LP and Arias Resource Capital Fund II (Mexico) LP (collectively, the "ARC Funds"), of which our director, Alberto Arias, is the sole director of their respective General Partners, the ARC Funds currently possess the right to nominate three individuals to our Board. The nominee directors of the ARC Funds are Alberto Arias, Daniel Tellechea and Jonathan Lee. For additional information in respect of the ARC Funds' nomination rights, see the Annual Information Form.

Majority Voting

With respect to the election of directors, in non-contested elections, the Company has adopted a majority voting policy. Subject to the provisions of the policy, in order to be elected as a director, a nominee must receive more votes for his or her election than are withheld. See "Statement of Corporate Governance Practices - Board of Directors - Majority Voting Policy" in this Circular.

Each of the nominees for election as director was elected as a director of Largo at our annual and special meeting of shareholders held on June 17, 2021. Based on proxies representing 42,977,591 Common Shares that were deposited for use at that meeting, the incumbent nominees received the following favourable votes cast by proxy:

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Alberto Arias	90.39%	37,481,020
David Brace	99.85%	41,405,257
Jonathan Lee	98.42%	40,810,370
Paulo Misk	98.94%	41,025,222
Daniel Tellechea	97.67%	40,501,056
Koko Yamamoto	96.06%	39,832,918

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the six nominees whose names are set forth below as directors:

Alberto Arias	Paulo Misk
David Brace	Daniel Tellechea
Jonathan Lee	Koko Yamamoto

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We do not anticipate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

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The following table sets forth biographical and other information on each proposed nominee for election as a director:

Alberto Arias Florida, United States Director Since: April 11, 2011 Age: 55

Mr. Arias is the founder and Portfolio Manager of Arias Resource Capital Management LP and has over 25 years of experience in the field of international mining finance. Prior to founding Arias Resource Capital Management LP, Mr. Arias worked for eight years at Goldman, Sachs & Co., most recently acting as Managing Director and Head of Equity Research for metals and mining in the U.S., Canada and Latin America. Prior to Goldman Sachs, Mr. Arias worked for four years at UBS Warberg as Executive Director and Analyst covering the Latin American metals and mining sector.

Principal Occupation (Past 5 years): Portfolio Manager of Arias Resource Capital Management LP
Public Company Directorships: None
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
28,039,020(6)	Nil	C$341,795,654	32,744	C$341,878,004
Current Board and Committee Positions/Membership and Attendance
Independent Member of the Board (Non-Executive Chair) Member, Compensation Committee (Chair) Member, Governance Committee (Chair) Member, Sales Committee Member, Energy Committee

Board Meetings Attended 2021: 5 of 5 - 100%

Compensation Committee Meetings Attended 2021: 8 of 8 - 100%
Governance Committee Meetings Attended 2021: 8 of 8 - 100%

Sales Committee Meetings Attended 2021: 3 of 3 - 100%

Energy Committee Meetings Attended 2021: 4 of 4 - 100%

David Brace Ontario, Canada Director Since: June 26, 2012 Age: 69

Mr. Brace served as Chief Executive Officer of Karmin Exploration Inc. from September 2011 to October 2019. Between January through September of 2011, Mr. Brace served as President of Lambton Capital Inc., a private investment firm focused on evaluating mining investments. Prior to this, Mr. Brace served as the Chief Executive Officer and a director of GlobeStar Mining Corporation until that company's acquisition by Perilya Limited in December of 2010. Prior to this, Mr. Brace served as Executive Vice-President of Business Development with Aur Resources until August of 2007.

Principal Occupation (Past 5 years): Chief Executive Officer and a director of Karmin Exploration Inc. until October 2019, thereafter consultant.
Public Company Directorships: None
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
36,277	Nil	C$393,457	32,744	C$475,807
Current Board and Committee Positions/Membership and Attendance
Independent Member of the Board Member, Audit Committee Member, Compensation Committee Member, Operations Committee

Board Meetings Attended 2021: 5 of 5 - 100%
Audit Committee Meetings Attended 2021: 4 of 4 - 100%
Compensation Committee Meetings Attended 2021: 8 of 8 - 100%

Operations Committee Meetings Attended 2021: 7 of 7 - 100%

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Jonathan Lee New York, United States Director Since: April 4, 2019 Age: 41

Mr. Lee is a Vice President with the private equity firm Arias Resource Capital Management LP Prior to Arias Resource Capital Management, Mr. Lee worked with Ambac Assurance Corporation, a global bond insurer. Prior to Ambac, Mr. Lee held positions with the investment firm Raging River Capital, the mining hedge fund Geologic Resource Partners LLC, and Byron Capital Markets Ltd. in Canada as a mining & metals equity research analyst. Additionally, Mr. Lee has prior experience as an Environmental Engineer with several construction and engineering firms. Mr. Lee previously sat on the boards of Park Lawn Company Ltd. and Bearing Lithium Corp. Mr. Lee earned his MBA from the Stern School of Business at New York University and holds a BS in Chemical Engineering with a minor in Economics from Tufts University.

Principal Occupation (Past 5 years): Vice President, Arias Resource Capital Management LP
Public Company Directorships: None
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
Nil	Nil	Nil	23,744	C$82,350
Current Board and Committee Positions/Membership and Attendance
Independent Member of the Board Member, Operations Committee Member, Sales Committee Member, Energy Committee

Board Meetings Attended 2021: 5 of 5 - 100%

Operations Committee Meetings Attended 2021: 7 of 7 - 100%
Sales Committee Meetings Attended 2021: 5 of 5 - 100%

Energy Committee Meetings Attended 2021: 4 of 4 -100%

Paulo Misk Minas Gerais, Brazil Director Since: September 8, 2019 Age: 59

Mr. Misk is a mining engineer with over 28 years' experience in operational management at mining facilities for various large multi-national mining companies across a wide range of commodities, including: niobium, chromite, iron, tin, gold, lithium and a range of other industrial minerals. Prior to becoming Chief Executive Officer of Largo in September, 2019, Mr. Misk served as Chief Operating Officer of Largo Vanádio de Maracás S.A., Largo's operating subsidiary from November, 2014 to September 8, 2019. Prior thereto, Mr. Misk ran Anglo American's Catalão Project from 2011 to 2014 where he was promoted to Head of Niobium Operations after serving as Niobium General Manager for one year. Mr. Misk's prior experience also includes several years as Talc Operational Director and as Geology, Mining Operation Manager for GP Investments' Magnesita Refratátorios project in Brazil between 2002 and 2010. Additionally, he served as Operational Director for AMG Group where he managed their tantalum, niobium, tin, feldspar and lithium operations between 2010 and 2011. Between 1994 and 2002, Mr. Misk spent his earlier career with AMG Group as Industrial Minerals Manager after being promoted from Tantalum and Niobium Division Manager.

Principal Occupation (Past 5 years): Chief Executive Officer of Largo
Public Company Directorships: None
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
122,510	80,083	C$2,469,609	247,151	C$3,232,104
Current Board and Committee Positions/Membership and Attendance
Non-Independent Member of the Board Member of the Energy Committee		Board Meetings Attended 2021: 5 of 5 - 100% Energy Committee Meetings Attended 2021: 4 of 4

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Daniel Tellechea Arizona, United States Director Since: July 9, 2015 Age: 76

Mr. Tellechea has business experience in Brazil and extensive experience in international mining, most recently serving as President & CEO of Sierra Metals, Inc. between 2007 and 2014, a Toronto based mining company listed on both the Toronto (TSX) and Lima (BVL) Stock Exchanges with assets in Mexico and Peru. Prior to Sierra Metals, Mr. Tellechea was President and CEO of Asarco LLC from 2003 to 2005, he served as the Managing Director of Finance and Administration for Asarco's parent, Grupo Mexico from 1994 to 2003 and also served as Asarco's Chief Financial Officer and Vice-president of finance for Southern Copper Corporation from 1999 to 2003, which was majority owned by Grupo Mexico.

Principal Occupation (Past 5 years): Consultant
Public Company Directorships: None
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
20,000	Nil	C$243,800	32,744	C$326,150
Current Board and Committee Positions/Membership and Attendance
Independent Member of the Board Member, Audit Committee Member, Governance Committee Member, Operations Committee (Chair) Member, Sales Committee (Chair)

Board Meetings Attended 2021: 5 of 5 - 100%

Audit Committee Meetings Attended 2021: 4 of 4 - 100%

Governance Committee Meetings Attended 2021: 8 of 8 - 100%
Operations Committee Meetings Attended 2021: 7 of 7 - 100%
Sales Committee Meetings Attended 2021: 5 of 5 - 100%

Koko Yamamoto Ontario, Canada Director Since: July 9, 2015 Age: 50

Ms. Yamamoto is a chartered professional accountant. She is a partner at McGovern Hurley LLP, a CPAB registered firm, since 2003 and her practice includes a focus on assurance engagements for reporting issuers in the resource sector. Ms. Yamamoto is involved in initial public offerings and private placements, mergers and acquisitions. Ms. Yamamoto is also registered as a panel auditor with the Investment Industry Regulatory Organization of Canada (IIROC), which enables her to conduct audits of investment dealers. Prior to joining McGovern Hurley LLP in 1998, Ms. Yamamoto worked for a start-up Japanese medical technology company, both in Tokyo and San Francisco.

Principal Occupation (Past 5 years): Partner at McGovern Hurley LLP
Public Company Directorships: Sierra Metals Inc. (TSX)
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
3,825	Nil	C$46,627	34,744	C$128,977
Current Board and Committee Positions/Membership and Attendance
Independent Member of the Board Member, Audit Committee (Chair) Member, Compensation Committee Member, Governance Committee

Board Meetings Attended 2021: 5 of 5 - 100%

Audit Committee Meetings Attended 2021: 4 of 4 - 100%

Compensation Committee Meetings Attended 2021: 8 of 8 - 100%

Governance Committee Meetings Attended 2021: 8 of 8 - 100%

Notes:

(1) The Common Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at May 20, 2022. The information about Common Shares over which control or direction is exercised, not being within the knowledge of Largo, has been furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

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(2) RSUs held as at May 20, 2022. For additional information regarding the Share Compensation Plan under which the RSUs are granted, please see "Statement of Executive Compensation".

(3) Based on the closing price of Common Shares on the Toronto Stock Exchange ("TSX") of C$12.19 on May 20, 2022.

(4) Options held as at May 20, 2022. For additional information regarding Options held by directors, please see "Statement of Executive Compensation".

(5) Based on the closing price of Common Shares on the TSX of C$12.19 on May 20, 2022, less the applicable exercise price for Options.

(6) Held by the ARC Funds, see "Voting Information - Voting Shares and Principal Holders".

Corporate Cease Trade Orders or Bankruptcies

Except as set out below, (a) no proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (an "order"), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) no proposed director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; and (c) no proposed director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

From March 28, 2013 until January 21, 2014, Mr. Arias served as a director on the board of Colossus Minerals Inc. ("Colossus"). On January 14, 2014, Colossus filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada). Colossus was delisted from the TSX effective February 21, 2014.

Mr. Tellechea was a director of Mercator Minerals, Ltd. until September 4, 2014. Mercator filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) on August 26, 2014.

4. APPOINTMENT OF AUDITORS

On March 15, 2022, PricewaterhouseCooper LLP ("PwC") of Toronto, Ontario, the former auditor of the Company, resigned as auditor of the Company, at the Company's request. On March 15, 2022, the Board appointed KPMG LLP ("KPMG") of Toronto, Ontario, to fill the vacancy created by the resignation of PwC. There were no "reportable events" as such term is defined in NI 51-102. In accordance with the provisions of NI 51-102, copies of the Company's Notice of Change of Auditor and each of the letters provided by both PwC and KPMG in response (collectively, the "Reporting Package") was filed on SEDAR on March 28 2022 and is attached hereto as Schedule B. The Reporting Package was reviewed and approved by both the Audit Committee and the Board of the Company. There were no modifications of opinion by PwC in the auditor's reports of the two most recently completed fiscal years ended December 31, 2021 and December 31, 2020. The Board is of the opinion that there were no "reportable events" as defined by NI 51-102, which occurred in connection with the audit of the two most recently completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an auditor's report was issued.

At the Meeting, the holders of Common Shares will be requested to appoint KPMG as auditor of the Company to hold office until the next annual meeting of shareholders of the Company or until a successor is appointed, and to authorize the Board to fix the auditor's remuneration.

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Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of KPMG, as Largo's auditor, to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration.

Fees

For information on the external auditor service fees paid to Largo's former external auditor, PricewaterhouseCoopers LLP, during the financial years ended December 31, 2021 and 2020, please refer to the section titled "Audit Committee Information" in the Annual Information Form.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted separate policies and procedures for the engagement of non-audit services. The Audit Committee's charter provides that the Audit Committee must pre-approve all non-audit services to be provided to Largo or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of it members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to our stewardship of Largo. Our Board supervises the management of the business and the affairs of Largo with a view to ensuring that shareholder value is enhanced and high ethical and legal standards are adhered to. Acting on the recommendation of its Governance Committee, the Board has developed its corporate governance practices to assist it in fulfilling its supervisory role. The Board fulfills its mandate directly and through its committees.

The Company listed the Common Shares for trading on the Nasdaq commencing April 19, 2021 after filing a registration statement with the U.S. Securities and Exchange Commission on Form 40-F on April 14, 2021. The Company is a foreign private issuer in the United States and, as such, is required to report any significant ways in which its corporate governance practices differ from those required for domestic registrants under the Nasdaq listing standards and SEC rules. A copy of the Company's statement of differences is available on Largo's website at www.largoinc.com. The Company is in conformance with the Nasdaq corporate governance requirements applicable to it.

The following is a description of Largo's corporate governance practices, prepared in accordance with Form 58-101F1 - Corporate Governance Disclosure of the Canadian Securities Administrators, as approved by the Board.

BOARD OF DIRECTORS

Independence

For a director to be considered independent under National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with Largo, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such requirements.

The Board has considered the relationship to Largo of each of the nominees for election by the shareholders and has determined that five of the six directors nominated for election at the Meeting are independent within the meaning of NI 58-101. Paulo Misk is not independent by virtue of his position as Chief Executive Officer of Largo. As a result, a majority (and in fact, more than two-thirds) of the nominees are independent within the meaning of NI 58-101.

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Public Company Board Memberships

The following nominees for election as directors are presently a director of another issuer that is a reporting issuer (or the equivalent) in Canada or a foreign jurisdiction.

Nominee	Company
Koko Yamamoto	Sierra Metals Inc. (TSX)

We do not restrict the number of public company boards of directors on which our directors may sit. However, our directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, three of our directors sit on the boards of other reporting issuers, and two of our directors sit together on the board of one other reporting issuer. None of our directors sit together on two or more other boards of other reporting issuers. None of our directors sit on four or more S&P/TSX company boards.

In Camera Meetings

The independent directors of the Board do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to, and do hold, ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever necessary. The Company holds regular quarterly meetings and other meetings as required, at which time the independent directors meet in camera. The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Independent Co-Chair of the Board

Mr. Arias was appointed non-executive Chair of the Board effective September 8, 2019, and is independent within the meaning of NI 52 110.  Mr. Robertson, who was appointed as Co-Chair of the Board, is not independent by virtue of his holding the position of Interim President, Largo Clean Energy, Corp. ("LCE") from July 22, 2021 until January 22, 2022. The Board is comprised of a majority (and in fact, more than two-thirds) of independent directors.

Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required. Typically, each committee (other than the Audit Committee which meets at least four times each year) will meet approximately two times each year, or more frequently as deemed necessary by the applicable committee. The frequency of meetings and nature of each meeting agenda depends on the business and affairs that Largo faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2021.

Directors	Board of Directors	Audit Committee	Compensation Committee	Governance Committee	Operations Committee	Energy Committee	Sales Committee
Number and percentage of meetings attended
Alberto Arias	5 of 5 - 100%	N/A	8 of 8 - 100%	8 of 8 - 100%	N/A	4 of 4 - 100%(2)	3 of 3 - 100%
David Brace	5 of 5 - 100%	4 of 4 - 100%	8 of 8 - 100%	N/A	7 of 7 - 100%	N/A	N/A
Jonathan Lee	5 of 5 - 100%	N/A	N/A	N/A	7 of 7 - 100%	4 of 4 - 100%(2)	3 of 3 - 100%
Ian Robertson(1)	5 of 5 - 100%	N/A	N/A	N/A	N/A	4 of 4 - 100%(2)	N/A
Paulo Misk	5 of 5 - 100%	N/A	N/A	N/A	N/A	4 of 4 - 100%(2)	N/A
Daniel Tellechea	5 of 5 - 100%	4 of 4 - 100%	N/A	8 of 8 - 100%	7 of 7 - 100%	N/A	3 of 3 - 100%
Koko Yamamoto	5 of 5 - 100%	4 of 4 - 100%	8 of 8 - 100%	8 of 8 - 100%	N/A	N/A	N/A

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Notes:

(1) Mr. Robertson was appointed to the Board on March 16, 2021. Mr. Robertson is not standing for re-election to the Board.

(2)  Energy Committee was formed on August 9, 2021 and its charter was formally approved on March 15, 2022.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached to this Circular as Schedule A and is posted on Largo's website at www.largoinc.com.

Majority Voting Policy

The Board has adopted a policy on majority voting. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have received the support of the shareholders must immediately tender his or her resignation to the Board, which will take effect upon acceptance by the Board. The Board will refer the resignation to the Governance Committee for consideration. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board or the Governance Committee at which the resignation is considered. The Board will promptly accept the resignation unless the Governance Committee determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) and the Board will promptly announce its decision in a press release within 90 days of the meeting, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting of shareholders. A copy of the majority voting policy is posted on Largo's website at www.largoinc.com.

COMMITTEES OF THE BOARD

The Board has established six standing committees to assist it in discharging its mandate. The roles of the committees are outlined below.

Independence of Committees

The members of the Board's committees are appointed by the Board upon the recommendation of the Governance Committee. All of our directors who are currently members of committees of the Board, with the exception of Messrs. Robertson and Misk on the Energy Committee, are independent directors within the meaning of NI 58-101. As a result, all but one of our committees of the Board are composed entirely of independent directors.

Audit Committee

Members: Koko Yamamoto (Chair), David Brace and Daniel Tellechea.

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

  financial reporting and disclosure requirements,

  ensuring that an effective risk management and financial control framework has been implemented and tested by management of Largo, and

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  external and internal audit processes.

The Company has filed its Annual Information Form under its profile on SEDAR at www.sedar.com, and at www.sec.gov as an exhibit to the registration statement filed with the U.S. Securities and Exchange Commission on Form 40-F/A on April 4, 2022. The Annual Information Form contains, among other things, the disclosure required under National Instrument 52-110 - Audit Committees ("NI 52-110"). In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 (e.g., relevant education and experience of the Audit Committee members) may be found under the heading "Audit Committee Disclosure" in the Annual Information Form. Upon request, the Company will promptly provide a copy of the Annual Information Form to shareholders free of charge.

A copy of the Audit Committee's charter is contained in the Annual Information Form, and is posted on Largo's website at www.largoinc.com.

Compensation Committee

Members: Alberto Arias (Chair), David Brace, and Koko Yamamoto.

The Compensation Committee assists the Board in fulfilling its responsibilities relating to compensation, succession planning and other human resources matters. The Committee is responsible for:

  overseeing Largo's employees, including matters relating to compensation, succession planning and other human resources matters;

  identifying the principal risks of Largo's business related to human resources matters and overseeing the implementation of appropriate systems to manage these risks; and

  overseeing Largo's compliance with applicable laws and regulations and its compliance with all significant policies and procedures approved by the Board from time to time, in relation to human resources matters.

A copy of the Compensation Committee's charter is posted on Largo's website at www.largoinc.com.

For a detailed discussion of the responsibilities of the Compensation Committee relating to compensation, see "Compensation" and "Statement of Executive Compensation" below.

Energy Committee

Members: Ian Robertson (Chair), Jonathan Lee, Alberto Arias and Paulo Misk.

The purpose of the Energy Committee is to assist the Board in fulfilling its oversight responsibilities relating to the business, development and operation of Largo's clean energy initiatives, including:

  overseeing the business opportunities, direction and mandate of Largo's clean energy initiatives, including those undertaken by its subsidiary, LCE;

  identifying the principal business risks associated with Largo's clean energy initiatives, and overseeing the implementation of appropriate systems to manage these risks; and

  overseeing compliance by Largo and its subsidiaries with applicable laws and regulations applicable to its clean energy initiatives and its compliance with all significant policies and procedures approved by the Board from time to time, each in the case solely in relation to its clean energy initiatives.

A copy of the Energy Committee's charter is posted on Largo's website at www.largoinc.com.

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Governance Committee

Members: Alberto Arias (Chair), Daniel Tellechea, and Koko Yamamoto.

The Board has overall responsibility for developing Largo's approach to corporate governance, including keeping informed of legal requirements and trends regarding corporate governance, monitoring and evaluating the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices (including the mandate of the Board and the charters of its committees and corporate governance related policies and procedures). The Governance Committee assists the Board in fulfilling its responsibilities relating to corporate governance matters and director nominations. The Committee is responsible for:

  developing, reviewing, monitoring and evaluating Largo's corporate governance practices;

  considering director nomination matters, including the selection and the nomination of qualified and suitable directors;

  the evaluation of the effectiveness of the Board, its committees and individual directors;

  identifying the principal risks of Largo's business related to corporate governance matters and overseeing the implementation of appropriate systems to manage these risks; and

  overseeing Largo's compliance with applicable laws and regulations and its compliance with all significant policies and procedures approved by the Board from time to time, in relation to corporate governance matters.

A copy of the Governance Committee's charter is posted on Largo's website at www.largoinc.com.

Operations Committee

Members: Daniel Tellechea (Chair), David Brace, and Jonathan Lee.

The purpose of the Operations Committee is to assist the Board in fulfilling its oversight responsibilities with respect to matters that are technical and operational in nature, including:

  technical matters relating to exploration, development, permitting, construction and operation of Largo's mining activities;

  resources and reserves on Largo's properties;

  material technical commercial arrangements;

  operating and production plans for proposed and existing operating mines;

  due diligence in the development, implementation and monitoring of systems and programs for the management and compliance with applicable laws related to health, safety, environmental and social responsibility; and

  ensuring Largo implements best-in-class property development and operating practices.

A copy of the Operations Committee's charter is posted on Largo's website at www.largoinc.com.

Sales Committee

Members: Daniel Tellechea (Chair), Alberto Arias, and Jonathan Lee.

The purpose of the Sales Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Largo's sales and trading divisions, including:

  reviewing material commercial sales arrangements;

  ensuring sales and trading activities are in-line with Largo's objectives and strategy; and

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  identifying the principal risks of material sales agreements and overseeing management of these risks.

POSITION DESCRIPTIONS

Board-Level Position Descriptions

The Board has developed a written position description for the directors of Largo. The Board has also adopted written position descriptions for the Chair of the Board and the Chairs of Board Committees. Copies of these position descriptions are posted on Largo's website at www.largoinc.com.

Co-Chairs of the Board

The Co-Chairs of the Board are Mr. Alberto Arias and Mr. Ian Robertson. The Board has established a written position description for the Chair who is responsible for, among other things, presiding at meetings of the Board and shareholders, providing leadership to the Board, managing the Board, acting as liaison between the Board and management, and, together with the Chief Executive Officer ("CEO"), representing the Company to external groups including shareholders, local communities and governments.  As noted above, Mr. Robertson is a non independent director pursuant to the definition contained in NI 52-110. Mr. Arias performs all functions which require an independent Chair.

Chair of Board Committees

The Board has established a written position description for Chairs of Committees who are responsible for, among other things, providing leadership to the Committee, managing the timely discharge of the Committee's duties and responsibilities, managing the conduct of the Committee, acting as liaison between the Committee, the Board and management, and reporting to the Board on behalf of the Committee.

CEO Position Description

The CEO of the Company is Mr. Paulo Misk. The Board has established a written position description for the CEO who is responsible for, among other things, the day-to-day management of the business and affairs of the Company. The CEO is also responsible for recommending to the Board, together with the Chief Financial Officer ("CFO") and such other management as appropriate, for approval of the Company's financial and operating goals and objectives, formulating and presenting to the Board long-term business plans, strategies and policies and keeping the Board informed of the Company's progress, and together with the Chair of the Board serving as the Company's principal spokesperson. The Board exercises its responsibility for oversight through the approval of all decisions that affect Largo before they are implemented. A copy of the CEO position description is posted on Largo's website at www.largoinc.com.

ORIENTATION AND CONTINUING EDUCATION

The Board is responsible for arranging for new directors to receive a comprehensive orientation so that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that Largo expects from its directors), and the nature and operation of Largo's business. The Governance Committee oversees director orientation to facilitate a smooth and timely integration of directors into their new roles as members of the Board. New directors meet with the Chair of the Board, when applicable, committee chairs and the CEO, to discuss Largo's strategy and business, the culture of Largo and its Board. New directors are provided with an orientation package which includes reports on operations and results, public disclosure filings by Largo and corporate governance related documentation (i.e. written mandates, charters, position descriptions and policies and procedures).

The Board is also responsible for arranging continuing education opportunities for all directors, so that they may maintain or enhance their skills and abilities as directors, and ensure that their knowledge and understanding of Largo's business remains current. The Governance Committee oversees director continuing education, to provide directors with an ongoing program to assist them in understanding their responsibilities, as well as keeping their knowledge and understanding of Largo's business current. Presentations by external experts and management on the business and on specialized and complex aspects of Largo's operations are provided to directors. It is expected that directors will identify their continuing education needs through future Board assessments.

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ETHICAL BUSINESS CONDUCT

Code of Business Conduct and Ethics

As part of its commitment to conducting its business and affairs with honesty, integrity and in accordance with high ethical and legal standards, the Board has adopted a Code of Business Conduct and Ethics (the "Code") which applies to all of our directors, officers, employees, consultants and contractors. The Code addresses such matters as compliance with laws, protection and proper use of assets, conflict of interest, corporate opportunities, reporting violations and consequences of non-compliance.

Any director, officer, employee, consultant and contractor of Largo who becomes aware of any instance where Largo receives a solicitation to engage in any act prohibited by the Code, or who becomes aware of any information suggesting that a violation of the Code has occurred or is about to occur is required to report it through Largo's Ethics Hotline in accordance with Largo's whistle blowing policy (discussed below).

In addition, the Governance Committee is responsible for: (i) ensuring that management has established a system to monitor compliance with and enforce the Code; (ii) obtaining reports from management that Largo and its directors, officers and employees are in compliance with the Code; (iii) making recommendations to the Board regarding any waivers from the Code; and (iv) advising the Board with respect to Largo's policies and procedures regarding compliance with the Code.

Any waiver of the Code with respect to a director or officer of Largo may be made only by the Board. The Board did not grant any waiver of the Code in 2021. In the unlikely event of such a waiver, it will be promptly disclosed to the extent required by applicable laws or stock exchange rules and regulations.

A copy of the Code is posted on Largo's website at www.largoinc.com.

Conflicts of Interest

Under the Code, directors, officers, employees, consultants and contractors are required to perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgement. No director, officer or employee of Largo or consultant or contractor working for Largo is permitted to accept financial compensation of any kind, nor any special discount, loan or favour, from persons, corporations or organizations having dealings or potential dealings with Largo.

The Board has also adopted a gifts and hospitality policy (the "Gifts & Hospitality Policy"), which applies to all directors, officers, employees, consultants and contractors of Largo. If any of such persons become aware of any information suggesting that a violation of this policy has occurred or is about to occur, they are required to report it through Largo's Ethics Hotline in accordance with Largo's whistle blowing policy (discussed below). A copy of the Gifts & Hospitality Policy is posted on Largo's website at www.largoinc.com.

Non-executive directors of Largo are not expected to devote their time and effort solely on behalf of Largo, and they may have a variety of other business relationships that could give rise to a conflict of interest. Any such potential conflicts of interest are not subject to the Code and are to be resolved directly with the Board.

Other Policies

Largo has adopted a whistle blowing policy (the "Whistle Blowing Policy") which provides procedures for reporting governance concerns, including any matter, which in the reasonable and genuinely held belief of a director, officer, employee, consultant or contractor of Largo, represents malpractice, is illegal, unethical, irregular or criminal, contrary to the policies of Largo or in some other manner not right or proper.

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Largo takes a zero-tolerance approach to bribery and corruption and is committed to acting professionally, fairly and with integrity in all its business dealings and relationships. The Board has adopted an anti-bribery and corruption policy (the "Anti-Bribery Policy"), the purpose of which is to set out Largo's responsibilities, and of those working for it, in observing and upholding its position on bribery and corruption, and to provide information and guidance to those working for it on how to recognize and deal with bribery and corruption issues.

The Board has adopted a corporate disclosure policy (the "Corporate Disclosure Policy") to reinforce Largo's commitment to compliance with the continuous disclosure obligations imposed by Canadian and U.S. securities laws and the rules and regulations of the TSX and NASDAQ. This policy sets clear guidelines for directors, officers and employees on disclosure requirements and practices and confirms in writing Largo's disclosure policies to ensure compliance with such laws, rules and regulations as well as to ensure that timely and accurate information is provided equally to all shareholders and market participants regarding Largo.

The Board has also adopted an insider trading policy (the "Insider Trading Policy") to ensure that Largo and all directors, officers, employees, consultants and contractors of Largo and its subsidiaries meet their obligations under applicable securities laws and stock exchange rules by ensuring that all such persons who have material non-public information do not engaged in insider trading or tipping.

Copies of the Whistle Blowing Policy, the Anti-Bribery Policy, the Corporate Disclosure Policy and the Insider Trading Policy are posted on Largo's website at www.largoinc.com.

NOMINATION OF DIRECTORS

The Board is responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of shareholders. Prior to nominating individuals as directors, the Board: (i) considers what competencies and skills the Board, as a whole, should possess; (ii) assesses what competencies and skills each existing director possesses; and (iii) considers the appropriate size of the Board, with a view to facilitating effective decision-making. The Governance Committee assists the Board with these responsibilities. The Governance Committee's composition and responsibilities are set out in its charter (discussed above).

With respect to nomination matters, the Governance Committee is specifically responsible for considering and making recommendations to the Board on the size and composition of the Board. The Governance Committee also considers: (i) what competencies and skills the Board, as a whole, should possess; (ii) the competencies and skills each existing director possesses; and (iii) in recommending new nominees to the Board, the competencies and skills each new nominee will bring to the Board.

Pursuant to a Governance Agreement and an Amended and Restated Director Nomination Agreement entered into with ARC Funds, the ARC Funds currently possess the right to nominate three individuals to our Board. See "Matters to be Acted Upon at the Meeting - Election of Directors - Director Nominees of ARC Funds".

Skills Matrix

The Governance Committee has developed a skills matrix comprised of skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. Set out below are the skills identified for each director.

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Skills	Alberto Arias	David Brace	Jonathan Lee	Ian Robertson	Paulo Misk	Daniel Tellechea	Koko Yamamoto
Mining industry experience(1)	✓	✓	✓		✓
Corporate finance/M&A	✓		✓	✓		✓
Risk management	✓		✓	✓	✓	✓	✓
Accounting & finance	✓	✓	✓	✓		✓	✓
Human resources & compensation	✓	✓		✓	✓	✓	✓
Legal				✓
Corporate governance	✓	✓		✓		✓	✓
International(2)	✓	✓	✓	✓		✓
Trading, logistics & commercial	✓				✓	✓
Public company management(3)	✓	✓		✓		✓
Communications(4)	✓		✓	✓		✓
Energy storage industry experience				✓

Notes:

(1) This category encompasses experience with (i) environmental, safety and sustainability, (ii) mining operations, (iii) metallurgy, and (iv) exploration/geology.

(2) This includes social, economic and foreign policy.

(3) This includes leading growth and operations.

(4) This includes investor relations, public relations and media.

COMPENSATION

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel) and approving the Company's annual compensation budget. The Compensation Committee assists the Board with these responsibilities. The Compensation Committee's composition and responsibilities are set out in its charter (discussed above). With respect to compensation matters, the Compensation Committee is specifically responsible for:

(a) reviewing Largo's overall compensation philosophy;

(b) reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans, including:

(i) reviewing the corporate goals and objectives relevant to the compensation of the CEO and the other executive officers of Largo and recommending those goals and objectives to the Board;

(ii) evaluating the CEO's performance in light of his or her goals and objectives and recommending to the Board its assessment of the CEO's performance and compensation;

(iii) through the CEO, reviewing the performance of the other executive officers in light of their goals and objectives and recommending to the Board its assessment of the other executive officers' performances and compensation;

(iv) reviewing the adequacy, amount and form of compensation to be paid to each director and making recommendations to the Board based on this review;

(v) reviewing and making recommendations to the Board with respect to the adoption and amendment of incentive compensation and equity-based plans, including the number of securities that may be issued under those plans during any particular period;

(c) with respect to disclosure, obtaining advice on and tracking disclosure requirements related to compensation and reviewing Largo's compensation-related disclosure before Largo publicly discloses such information; and

(d) reviewing and approving the selection and terms of reference of any outside consultants retained to provide benchmark analysis and advice on compensation programs.

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SUCCESSION PLANNING

The Board is also responsible for succession planning (including appointing, training and monitoring senior management). In particular, the Board annually identifies key individuals of the Company and, in consultation with management, determines how to replace such individuals should the need arise. The Compensation Committee assists the Board with these responsibilities. The Compensation Committee is specifically responsible for reviewing reports from the CEO regarding the proposed recruitment, appointment and termination of executive officers reporting to the CEO and making recommendations to the Board, and reviewing and recommending to the Board succession plans to be instituted for the CEO position, including the appointment, training and monitoring of potential successors.

ASSESSMENTS

The Board is responsible for annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director. The Governance Committee is responsible for determining and managing the processes for regularly assessing the effectiveness and contribution of the Board, each Board committee and each individual director, with a view to continuous improvement of Board and committee operations. Such assessments consider:

(a) in the case of the Board, its mandate;

(b) in the case of a Board committee, the committee's charter;

(c) in the case of an individual director, the applicable position description(s), including the Position Description for Directors; and

(d) monitoring the attendance of each individual director at Board meetings.

Following completion of such assessments, the Committee is required to identify areas for improvement, if any, and monitor implementation of any measures designed to address such areas for improvement, if any. The Committee will periodically update the Board on progress in addressing areas for improvement, if any.

The Board also continues to encourage discussion among members as to the Board's effectiveness as a whole and of each individual director. All directors are free to make suggestions for improvement of the Board's practices at any time and are encouraged to do so.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company's best interests. To ensure adequate Board renewal, the Governance Committee is responsible for conducting regular Board, committee and directors assessments (see above). These assessments will evaluate the tenure and performance of individual directors and review the composition and effectiveness of the Board and its committees. The results of these assessments are reported to the Board, together with recommendations, if any, regarding the composition of the Board.

POLICIES REGARDING THE REPRESENTATION OF WOMEN

In identifying suitable candidates for nomination to the Board, the Governance Committee and the Board have approved a Board and Executive Diversity Policy (the "Diversity Policy") which recognizes, among other things, that gender diversity is a significant element of fostering an inclusive culture and the importance of providing equal opportunity to women with relevant competencies and skills in order to achieve more balanced gender representation in the boardroom.  The Diversity Policy includes an objective of aiming to have at least two women on the Board.  This will be achieved by ensuring that diverse candidates generally, and at least one woman, specifically, are included in the candidate pool for the selection of every Board nominee.  The Governance Committee has also undertaken to periodically assess the effectiveness of the Board appointment/nomination process in achieving the Company's diversity objectives and to consider, and, if determined advisable, recommend that the Board adopt measurable objectives for achieving Board diversity. Currently, there is one woman on the Board (or currently 14.3% of the Board is comprised of women).

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As part of the Diversity Policy, the Compensation Committee, which is responsible for reviewing and making recommendations to the Board with respect to succession planning matter concerning the CEO and other key executive officers, has undertaken to also consider diversity in making such recommendations.  This consideration will include assessing the effectiveness of the executive management appointment process in achieving the Company's diversity obligations and, if advisable, recommend to the Board measurable objectives for achieving diversity in executive management.

Currently, there are no women (0%) serving in executive officer positions at the Company

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

For 2021, our five most highly-paid named executive officers ("NEOs"), were:

• Paulo Misk, President and CEO;

• Ernest Cleave, CFO;

• Ian Robertson, Former Interim President, LCE;

• Luciano Chaves, Vice President of Finance and Administration; and

• Paul Vollant, Vice President, Commercial.

Compensation Philosophy

Our compensation philosophy is premised on the belief that, to attract and retain talented individuals, we must provide competitive compensation and incentives which align with our long-term interests. Accordingly, the Compensation Committee and the Board recognize that a portion of total compensation must be variable and linked to corporate and individual achievements tied to our strategic plan. This helps to align the interests of management with the long-term interests of our shareholders.

Compensation Committee

The Board established the Compensation Committee to assist it in fulfilling its obligations relating to compensation, succession planning and other human resources matters. The members of the Compensation Committee are Alberto Arias, David Brace and Koko Yamamoto, each of whom are considered independent under NI 58-101. For additional information with respect to the Compensation Committee, see the information under the headings "Statement of Corporate Governance Practices - Committees of the Board - Compensation Committee; and Compensation" and "Statement of Executive Compensation - Compensation Discussion and Analysis - Compensation Governance".

The responsibilities of the Compensation Committee are set forth in its Charter, which is posted on Largo's website at www.largoinc.com.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used in the Compensation Committee's determinations and reporting on historical compensation levels, methods of compensation, compensation practices of industry peers, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

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The Compensation Committee relies, in part, on the CEO to review the performance of the other NEOs and to make recommendations to the Compensation Committee in this regard. Given the direct reporting relationship between the CEO and the other NEOs, the Compensation Committee believes the CEO is in the best position to directly assess the performance of the other senior executives. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Elements of Executive Compensation

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention, while reflecting the scope of responsibility, skill and experience of each NEO. Encouraging retention is especially important in years when, due to low vanadium prices and other factors beyond our control, our financial performance warrants significantly lower annual bonuses and long-term incentive awards. As base salary represents a reference for other compensation elements, attention is paid to appropriately positioning salaries, taking into account the base salaries of individuals with similar roles within Largo and in comparator groups.

Short-Term Cash Incentives

An annual cash incentive bonus is a variable component of executive compensation based on corporate and individual performance. This form of short-term incentive motivates executives to achieve objectives that support the realization of shareholder value and enables recognition of initiatives that improve our operational efficiency, health, safety and environmental record, attainment of financial objectives and execution of strategic initiatives.

Long-Term Share-Based and Option-Based Awards

The stock option ("Option") and restricted share unit ("RSU") components of the executive compensation package are provided to focus management's attention on corporate performance over a period of time longer than one year in recognition of long term horizons for return on investments and strategic decisions. The level of Option and/or RSU awards given to each NEO is determined by his or her position, his or her potential future contributions to the Company and the number and terms of Option and RSU awards previously granted to the NEO. All equity based awards are reviewed by the Compensation Committee and the Board. The Compensation Committee and the Board determine a meaningful level of award for employees ranging from key employees to the CEO. The level of equity based awards is also influenced by the number of executives and key employees in the current year and the likelihood of grants in future years to executives and key employees since the total number of Common Shares available for issuance pursuant to Options and RSUs under the Company's share compensation plan (the "Share Compensation Plan"), which was initially approved in June 2017 and was most recently amended and approved at the Company's annual and special meeting of shareholders held on June 8, 2020 and which replaced the Company's previous Option plan (the "Stock Option Plan") cannot exceed 10% of the Company's issued Common Shares.

Other than the Share Compensation Plan, the Company does not have any other long term incentive plans pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities).

A summary of the Share Compensation Plan is provided below under the heading "Equity Compensation Plan Information - Share Compensation Plan".

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who relocate at Largo's request.

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Risk of Compensation Policies and Practices

The Board and the Compensation Committee have not formally considered the implications of the risks associated with the Company's compensation policies and practices. The discretionary nature of Options and RSU awards under the Share Compensation Plan are significant elements of the Company's compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behaviour that the Board and the Compensation Committee consider to be aligned with the Company's best interests.

The Board believes that the executive compensation program should not raise its overall risk profile. Accordingly, the Company's executive compensation program includes safeguards designed to mitigate compensation risks. The following measures impose appropriate limits to avoid excessive or inappropriate risk taking or payments:

• vesting requirements for Options and RSUs and Option terms of 5 years discourage excessive risk taking to achieve short-term goals;

• recommendation of discretionary bonus payments to the Board by the Compensation Committee who are specifically tasked with determining allocation; and

• implementation of trading blackouts prescribed by the Company's Insider Trading Policy to limit the ability of officers of the Company to trade in securities of the Company.

Inappropriate and excessive risks by executives are also mitigated by review of the Board, at which, activity by the executives must be approved by the Board if such activity is outside previously Board-approved actions and/or as set out in a Board-approved budget. Given the current composition of the Company's executive management team, the Board and the Compensation Committee are able to closely monitor and consider any risks which may be associated with the Company's compensation practices. Risks may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed, including executive compensation.

Purchase of Financial Instruments

The Company's Insider Trading Policy prohibits an NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return on C$100 invested in the Common Shares on December 31, 2016 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial years.

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Cumulative Shareholder Returns

	Dec. 31, 2016	2017	2018	2019	2020	2021
Largo Inc.	100	271	578	202	282	239
S&P/TSX Composite Index	100	109	99	122	122	161
S&P/TSX Global Mining Index (CAD$)	100	117	114	142	181	194

As shown in the foregoing graph, the Company's performance has consistently exceeded performance of the S&P/TSX Composite Index and S&P/TSX Global Mining Index during the last five years. In 2018, Largo's share performance drastically improved due to a sharp increase in vanadium prices following the implementation of new Chinese rebar standards which resulted in a supply and demand imbalance for vanadium. In 2019 market corrections and substitution resulted in a precipitous decrease in vanadium prices and global COVID-19 economic effects kept prices relatively stable throughout 2020. Renewed optimism of post-pandemic recovery in the main global economies, better than expected industrial demand and COVID-19 related stimuluses gradually increased vanadium prices throughout 2021, with additional gains seen in latter part of the year. Due to a vanadium supply deficit at the end of 2021, increased demand and global logistical constraints, vanadium prices increased more than 50% from January to March 2022 with additional impacts seen from geopolitical tensions in Eastern Europe.

Due in part to global inflationary pressures, market conditions have been particularly volatile in 2022 and have impacted the mining sector. This can be highlighted by an 8% drop in the S&P 500 in April 2022. Market conditions and associated long term market uncertainties have an impact on officer compensation decisions; however, the Compensation Committee also considers the performance of the officers and the achievement of milestones.

Compensation Governance

The Compensation Committee is responsible for reviewing Largo's overall compensation philosophy and reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans. The Board, as a whole, ultimately determines compensation for the directors, its CEO, CFO and other officers (including other NEOs) on the advice of the Compensation Committee. In performing its duties, the Compensation Committee has the authority to engage and compensate any outside advisor, including executive compensation consultants that it determines to be necessary or advisable to carry out its responsibilities.

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Summary Compensation Table

The following table summarizes the compensation paid during the three financial years ended December 31, 2021, 2020 and 2019 in respect of the NEOs.

					Non-equity incentive plan compensation (C$)
Name and principal position	Year Ended	Salary (C$)(1)	Share- based awards (C$)	Option- based awards (C$)(2)	Annual incentive plans(3)	Long-term incentive plans	All other compensation (C$)(4)	Total compensation (C$)
Paulo Misk President, CEO and a Director	2021	701,848	600,000	600,000	600,000	Nil	Nil	2,501,848
	2020	667,683	333,333	666,667	600,000	Nil	Nil	2,267,683
	2019	572,196	475,219	Nil	237,500	Nil	Nil	1,284,915
Ernest Cleave CFO	2021	445,000	200,000	200,000	400,000	Nil	Nil	1,245,000
	2020	400,000	180,000	180,000	400,000	Nil	Nil	1,160,000
	2019	400,000	400,186	Nil	200,000	Nil	Nil	1,000,186
Ian Robertson(6) Former Interim President, LCE, and a Director	2021	Nil	Nil	1,072,000	Nil	Nil	376,460(7)	1,448,460
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Luciano Chaves VP Finance and Administration, Brazil	2021	381,167	127,500	127,500	170,000	Nil	Nil	806,167
	2020	378,615	114,750	114,750	170,000	Nil	Nil	778,115
Paul Vollant VP Commercial	2021	364,279	39,708	39,708	70,434	Nil	51,012(5)	565,140
	2020	347,047	62,249	62,249	70,805	Nil	49,042(5)	591,392
	2019	110,385	Nil	Nil	29,166	Nil	15,599(5)	155,150

Notes:

(1) All compensation paid to all NEOs listed has been paid under executive employment agreements between the Company (or its operating subsidiary) and each such NEO as more particularly described under the heading "Statement of Executive Compensation - Employment Contracts and Termination and Change of Control Benefits" of this Circular.

(2) The grant date fair value is a theoretical value determined using the Black Scholes pricing model for Options granted during the year. Under Black Scholes, the Options on the date of grant have no intrinsic value as the exercise price is the closing price of the Common Shares on the preceding date. Each NEO does not receive any value until each of the following occur: (i) the Options vest and (ii) and they are exercised. Generally, the Options will only be exercised where the exercise price is less than the trading price. Existing Options were priced under the provisions of the Share Compensation Plan which provide that such Options are to be priced at the weighted average trading price of the Common Shares on any exchange in Canada where the Common Shares are listed (including the TSX) for the last five trading days prior to the date of grant.

(3) Compensation paid in the form of discretionary performance-based bonuses.

(4) Any other benefits received by any NEO did not exceed the lesser of $50,000 and 10% of the total annual compensation for such NEO, unless otherwise disclosed.

(5) Represents employer contributions to a pension plan that is privately administered for the benefit of Mr. Vollant.

(6) Mr. Robertson served as Interim President of LCE from July 22, 2021 until January 22, 2022.

(7) Represents compensation paid to Techno Whiz Kid Inc. a company controlled by Mr. Robertson in connection with the provisions of Mr. Robertson's services as a strategic advisor to the Company, as well as for acting as Interim President of LCE.

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Outstanding Incentive Plan Awards

The following table provides information regarding those incentive plan awards for each NEO outstanding as of December 31, 2021which have also not expired as of the date of this Circular.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money Options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)(2)	Market or payout value of vested share-based awards not paid out or distributed (C$)
Paulo Misk President, CEO and a Director	138,888	138,888 at 6.70	Mar. 24, 2025	697,218	76,075	891,599	N/A
	50,336	50,336 at 18.10	Mar. 24, 2026	Nil
Ernest Cleave CFO	37,500	37,500 at 6.70	Mar. 24, 2025	188,250	28,960	339,411	N/A
	16,779	16,779 at 18.10	Mar. 24, 2026	Nil
Ian Robertson Former Interim President, LCE, and a Director	8,744	8,744 at 19.52	June 22, 2026	Nil	N/A	N/A	N/A
	200,000	200,000 at 13.87	Feb. 1. 2023	Nil	N/A	N/A	N/A
Luciano Chaves Vice President of Finance and Administration, Brazil	23,906	23,906 at 6.70	Mar. 24, 2025	120,008	18,462	216,375	N/A
	10,696	10,696 at 18.10	Mar. 24, 2026	Nil
Paul Vollant VP Commercial	8,646	12,968 at 6.70	Mar. 24, 2025	43,403	9,452	110,777	N/A
	4,949	4,949 at 18.10	Mar. 24, 2026	Nil

Notes:

(1) Calculated using the closing price of Common Shares on the TSX on December 31, 2021 of $11.72 per Common Share, less the exercise price of the Options granted.

(2) Calculated using the closing price of Common Shares on the TSX on December 31, 2021 of $11.72 per Common Share.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned of incentive plan awards for each NEO for the financial year ended December 31, 2021.

Name	Option-based awards - Value vested during the year (C$)(1)	Share-based awards - Value vested during the year (C$)	Non-equity incentive plan compensation - Value earned during the year (C$)
Paulo Misk President, CEO and a Director	531,015	460,824	N/A
Ernest Cleave CFO	143,375	225,900	N/A

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Name	Option-based awards - Value vested during the year (C$)(1)	Share-based awards - Value vested during the year (C$)	Non-equity incentive plan compensation - Value earned during the year (C$)
Ian Robertson Former Interim President, LCE, and a Director	Nil	N/A	N/A
Luciano Chaves Vice President of Finance and Administration, Brazil	91,393	144,009	N/A
Paul Vollant VP Commercial	49,573	56,272	N/A

Note:

(1) Calculated using the closing price of Common Shares on the applicable vesting dates and the applicable exercise prices.

Pension Plan Benefits

The Company has no pension plan, deferred compensation plan or other programs related to retirement funding.

Directors' and Officers' Insurance and Indemnification

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Company has purchased in respect of directors and officers an aggregate of US$100,000,000 in coverage. The approximate amount of premiums paid by the Company in 2021 in respect of such insurance was US$2,256,500.

Employment Contracts and Termination and Change of Control Benefits

The following describes the respective employment agreements entered into by the Company and the NEOs.

Paulo Misk

On September 8, 2019, the Company appointed Mr. Misk President, Chief Executive Officer and Director of the Company. Apart from changes to Mr. Misk's compensation and title, there were no other changes to Mr. Misk's employment agreement. Under this contract Mr. Misk is entitled to compensation of C$600,000 per annum, subject to the Company's internal policies, plus any such increments thereto, bonuses and grants of equity compensation under the Share Compensation Plan as the Board may from time to time determine. This agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Misk is entitled to the equivalent of two (2) times his effective annual salary in the form of a lump sum payment within 30 days of the termination date in addition to unpaid salary owed, together with a prorated annual cash bonus if terminated without cause part way through a given year. Any unvested equity compensation issued pursuant to the Share Compensation Plan will also vest on such termination, subject only to limitations imposed by the TSX. In the event that there is a Change of Control of the Company (as defined below), and the Company within one year from the date of such Change of Control elects to have Mr. Misk's appointment terminated then the Company shall pay Mr. Misk three (3) times his effective annual salary. Mr. Misk will also receive three (3) times his effective annual salary if on a Change of Control his duties are materially changed or there is a material reduction in Mr. Misk's salary or material adverse change in work location or work conditions and Mr. Misk elects to terminate the agreement.

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Ernest Cleave

The Company entered into an executive employment contract with Ernest Cleave effective July 10, 2015. Under this contract Mr. Cleave is entitled to compensation of C$460,000 per annum, subject to review by the Board, plus any such increments thereto, bonuses and grants of equity compensation under the Share Compensation Plan as the Board may from time to time determine. This agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Cleave is entitled to the equivalent of two (2) times his effective annual salary in the form of a lump sum payment within 30 days of the termination date. In the event that there is a Change of Control of the Company, and the Company within one year from the date of such Change of Control elects to have Mr. Cleave's appointment terminated then the Company shall pay Mr. Cleave three (3) times his effective annual salary. Mr. Cleave will also receive three (3) times his effective annual salary if on a Change of Control his duties are materially changed or there is a material reduction in Mr. Cleave's salary or material adverse change in work location or work conditions and Mr. Cleave elects to terminate the agreement.

Ian Robertson

The Company entered into an executive services contract with Techno Whiz Kid Inc. ("TWK"), a corporation controlled by Mr. Robertson, pursuant to which Mr. Robertson's services were provided, effective July 22, 2021. Mr. Robertson agreed to provide various services as a special advisor for the energy business and to serve as the President of LCE.  TWK was paid a monthly fee of US$50,000/month under the agreement.  There are no termination or change of control benefits under this agreement.

Luciano Chaves

Largo Vanádio de Maracás S.A., the Company's operating subsidiary, being a corporation duly organized in Brazil, entered into an executive employment contract with Luciano Chaves effective November 14, 2017, as amended as of August 1, 2018. Under this contract Mr. Chaves is entitled to compensation of C$340,000 per annum, subject to the Company's internal policies, plus any such increments thereto, bonuses and grants of equity compensation under the Share Compensation Plan as the Board may from time to time determine. This agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Chaves is entitled to the equivalent of two (2) times his effective annual salary in the form of a lump sum payment within 30 days of the termination date in addition to unpaid salary owed and a prorated bonus should the termination without case occur part way through a given year. Any unvested equity compensation issued pursuant to the Share Compensation Plan will also vest on such termination, subject only to limitations imposed by the TSX. In the event that there is a Change of Control of the Company (as defined below), and the Company within one year from the date of such Change of Control elects to have Mr. Chaves' appointment terminated then the Company shall pay Mr. Chaves three (3) times his effective annual salary. Mr. Chaves will also receive three (3) times his effective annual salary if on a Change of Control his duties are materially changed or there is a material reduction in Mr. Chaves' salary or material adverse change in work location or work conditions and Mr. Chaves elects to terminate the agreement.

Paul Vollant

Largo Commodities Trading Ltd., the Company's primary sales subsidiary, being a corporation duly organized in Ireland, entered into an executive employment contract with Paul Vollant effective September 1, 2019. Under this contract Mr. Vollant is entitled to a base salary of €250,000 per annum, subject to review by the Board, plus any such increments thereto, and bonuses and grants of equity compensation under the Share Compensation Plan as the Board may from time to time determine. Mr. Vollant is entitled to receive a portion of his compensation in the form of contributions to a pension plan that is privately administered for his benefit. This agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Vollant is entitled to the equivalent of three (3) months' notice (or such longer notice as may be required by statute) or payment in lieu.

In this Circular, "Change of Control" means: (1) the acquisition by any person (person being defined for the purposes hereof as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario)) of shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the shareholders of the Company; (2) the exercise of voting power so as to cause or result in the election of less than a majority of the nominees of the management of the Company to the board of directors following an event described in (1); or (3) the sale lease or transfer of at least 50% of the assets of the Company. Notwithstanding the foregoing, in respect of the contracts with Messrs Misk and Chaves, the term "Company" in the foregoing definition should be read to include both Largo Inc. and Largo Vanádio de Maracás S.A. for paragraph (1) and only as reference to Largo Vanádio de Maracás S.A. for paragraphs (2) and (3).

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No Change of Control shall be deemed to have occurred if an Insider (as defined under the Securities Act (Ontario)), existing on the date that each of the respective employment agreements was entered into, increases its shareholders above the 50% threshold set out in the preceding paragraphs or is otherwise deemed to have acquired control under the above definition.

Other Arrangements

Other than as disclosed above, the Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the NEOs in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Change of Control Payment Chart

The estimated incremental payments, payables and benefits that would have been paid to the NEOs pursuant to the above noted agreements (those that have not resigned or been terminated as of the date of this Circular) in the event of termination without cause or after a Change of Control on December 31, 2021 is detailed below:

Named Executive Officer	Termination Without Cause	Termination on a Change of Control
Paulo Misk
Salary	C$1,200,000	C$1,800,000
RSUs(1)	C$891,599	C$891,599
Bonus	Nil (2)	Nil
Total	C$2,091,599	C$2,691,599
Ernest Cleave
Salary	C$920,000	C$1,380,000
RSUs(1)	C$Nil	C$339,411
Bonus	Nil	Nil
Total	C$920,000	C$1,719,411
Ian Robertson
Salary	N/A	N/A
RSUs(1)	N/A	N/A
Bonus	N/A	N/A
Total	N/A	N/A
Luciano Chaves
Salary	C$680,000	C$1,020,000
RSUs(1)	C$216,375	C$216,375
Bonus	Nil(2)	Nil
Total	C$896,375	C$1,236,375

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Named Executive Officer	Termination Without Cause	Termination on a Change of Control
Paul Vollant
Salary	C$90,188	Nil
RSUs(1)	Nil	C$110,777
Bonus	Nil	Nil
Total	C$90,188	C$110,777

Note:

(1) Value of the RSUs that would vest on termination without cause or a Change of Control.

(2) NEO entitled to a pro-rated bonus if terminated without cause part way through a given year.

Compensation of Directors

Compensation of directors in the financial period ended December 31, 2021 was determined on a case-by-case basis with reference to the role that each director provides to the Company. The following information details compensation paid in the recently completed financial year.

In addition, directors are entitled to participate in the Share Compensation Plan, which is designed to give each Option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Company.

Executive officers who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors.

During the financial year ended December 31, 2021, directors were paid fees and granted Options in their capacity as directors of the Company as set out in the table below (for information regarding Mr. Misk's compensation, please refer to the section entitled "Summary Compensation Table" above).

Director Compensation Table

The following table provides information regarding compensation paid to the Company's directors for the financial year ended December 31, 2021, other than Mr. Robertson and Mr. Misk whose compensation was included above under the section entitled "Summary Compensation Table".

Name	Fees earned (C$)(1)	Share- based awards (C$)	Option- based awards (C$)(2)	Non-equity incentive plan compensation (C$)	All other compensation (C$)	Total (C$)
Alberto Arias(3)	189,500	Nil	110,000	Nil	Nil	299,500
David Brace	72,500	Nil	110,000	Nil	Nil	182,500
Jonathan Lee(3)	72,500	Nil	110,000	Nil	Nil	182,500
Daniel Tellechea	92,500	Nil	110,000	Nil	Nil	202,500
Koko Yamamoto	95,000	Nil	110,000	Nil	Nil	205,000
TOTALS	522,000	Nil	550,000	Nil	Nil	1,072,000

Notes:

(1)  The Compensation Committee of the Company has set annual fees to be payable as follows: (i) to the Chair at $165,000, (ii) to the non-executive directors at C$72,500, (iii) to the Audit Committee chair at $22,500, (iv) to the Energy Committee chair at $22,500, (v) to the Compensation Committee chair at $14,500, and (vi) to the chair of any other committee at $10,000.

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(2) The values included in the chart relate to vesting expense recorded in 2021.

(3) Director fees were paid to Arias Resource Capital Management LP.

Outstanding Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2021. Information regarding outstanding share-based awards and option-based awards held by Mr. Misk and Mr. Robertson is disclosed above under the section entitled "Summary Compensation Table".

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)	Market or payout valued of vested share- based awards not paid out or distributed (C$)
Alberto Arias	4,000 5,000 15,000 8,744	24.00 30.40 6.70 19.52	Aug. 16, 2023 Jan. 14, 2024 Mar. 24, 2025 Jun. 22, 2026	- - 75,300 -	N/A	N/A	N/A
David Brace	4,000 5,000 15,000 8,744	24.00 30.40 6.70 19.52	Aug. 16, 2023 Jan. 14, 2024 Mar. 24, 2025 Jun. 22, 2026	- - 75,300 -	N/A	N/A	N/A
Jonathan Lee	15,000 8,744	6.70 19.52	Mar. 24, 2025 Jun. 22, 2026	75,300 -	N/A	N/A	N/A
Daniel Tellechea	4,000 5,000 15,000 8,744	24.00 30.40 6.70 19.52	Aug. 16, 2023 Jan. 14, 2024 Mar. 24, 2025 Jun. 22, 2026	- - 75,300 -	N/A	N/A	N/A
Koko Yamamoto	4,000 7,000 15,000 8,744	24,00 30.40 6.70 19.52	Aug. 16, 2023 Jan. 14, 2024 Mar. 24, 2025 Jun. 22, 2026	- - 75,300 -	N/A	N/A	N/A

Note:

(1) Calculated using the closing price of Common Shares on the TSX on December 31, 2021 of $11.72 per Common Share, less the exercise price of the Options granted.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2021.

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Name	Option-based awards - Value vested during the year (C$)(1)	Share-based awards - Value vested during the year (C$)	Non-equity incentive plan compensation - Value earned during the year (C$)
Alberto Arias	Nil	Nil	N/A
David Brace	Nil	Nil	N/A
Jonathan Lee	Nil	Nil	N/A
Daniel Tellechea	Nil	Nil	N/A
Koko Yamamoto	Nil	Nil	N/A

Note:

(1) Value, if any, of any Options which vested during 2021 was calculated by multiplying the number of vested Options by the difference between the market price at the time of vesting and the exercise price.

Other Arrangements

Other than as disclosed elsewhere in this Circular, none of the directors of the Company were compensated by the Company during the financial year ended December 31, 2021 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

STATEMENT OF EXECUTIVE COMPENSATION

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance under Equity Compensation Plans

The table below sets out the outstanding Options and RSUs under the Share Compensation Plan (including those issued pursuant to the Stock Option Plan), being the Company's only compensation plan under which Common Shares are authorized for issuance, as at December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding Options and RSUs	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,105,102	C$12.78	5,367,565
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	1,105,102	C$12.78	5,367,565

Annual Burn Rate

The annual burn rate of the Share Compensation Plan and the Stock Option Plan, calculated in accordance with the TSX Company Manual, for each of the three most recently completed financial years of the Company is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year.

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	Burn rate during the financial year ended December 31,
Plan	2021	2020	2019
Share Compensation Plan	0.85%	3.4%	1.9%
Stock Option Plan(1)	N/A	N/A	N/A

Note:

(1) There were no issuances under the Stock Option Plan during the applicable financial years.

Stock Option Plan

No new stock options may be granted under the Stock Option Plan. The Stock Option Plan exists only for the purposes of governing the terms of all outstanding stock options that were issued under the Stock Option Plan prior to the adoption of the Company's Share Compensation Plan. The Stock Option Plan was last ratified, amended and approved by the shareholders of the Company at its annual meeting on June 8, 2020. The total number of outstanding stock options issued (but not exercised) under the Stock Option Plan count towards the maximum number of Options and RSUs issuable under the Share Compensation Plan. Details of the Share Compensation Plan are provided below under "Share Compensation Plan".

The Stock Option Plan was a "rolling" stock option plan pursuant to which the Company was permitted to grant up to that number of stock options that was equal to 10% of the number of issued and outstanding Common Shares at the time of the stock option grant, from time to time. As of the date of this Circular, there were no stock options outstanding under the Stock Option Plan, as all remaining options issued under the Stock Option were exercised during the year and/or expire.

Stock option grants were only permitted to employees, officers and certain consultants of the Company and designated affiliates. The terms and conditions of each stock option granted under the Stock Option Plan were determined by the Board. Stock options were priced in the context of the market and in compliance with applicable securities laws and stock exchange guidelines. The exercise prices of stock options issued under the Stock Option Plan were equal to or greater than the market price of the underlying Common Shares at the time of grant. Vesting terms and term to expiry were determined at the discretion of the Board, provided that no stock option would be outstanding for a period greater than five years.

The Stock Option Plan's amendment provision provided flexibility to the Board to make certain changes to the Stock Option Plan without shareholder approval. Such amendments included, making appropriate adjustments to outstanding stock options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of stock options in certain circumstances, specifying practices with respect to applicable tax withholdings and changes to enhance clarity or correct ambiguous provisions.

The following amendments to the Stock Option Plan required shareholder approval: (i) increasing the maximum number of Common Shares which may be issued under the Stock Option Plan; (ii) materially modifying the requirements as to eligibility for participation in the Stock Option Plan; (iii) materially increasing the benefits accruing to participants under the Stock Option Plan and (iv) amending the Stock Option Plan amendment provision. These amendments included amending stock options issued under the Stock Option Plan, including with respect to the stock option period, subscription price and method of determining the subscription price and assignability of Options and any extension of eligibility to participate in the Stock Option Plan to non-executive directors of the Company, including any amendments which may increase the limits imposed on non-executive directors' participation in the Stock Option Plan and extending the expiration date of any stock option.

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Stock options are generally cancellable 90 days following the termination of a stock optionholder's involvement with the Company. Stock options granted under the Stock Option Plan are not assignable. The Company will not provide financial assistance to any stock optionholder to facilitate the exercise of stock options under the Stock Option Plan.

The forgoing is a summary of the Stock Option Plan and is qualified in its entirety to the full text of the Stock Option Plan available on the Company's profile on SEDAR at www.sedar.com and available at www.sec.gov.

Share Compensation Plan

The Share Compensation Plan governs all new grants of RSUs and Options. The total number of outstanding stock options issued (but not exercised) under the Stock Option Plan count towards the maximum number of Options and RSUs issuable under the Share Compensation Plan. A description of the Stock Option Plan is provided above under "Stock Option Plan".

The Share Compensation Plan is a 10% "rolling" plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs and Options granted under the Share Compensation Plan, together with stock options previously granted under the Stock Option Plan and any other Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

The Share Compensation Plan provides participants (each, an "SCP Participant"), who may include participants who are citizens or residents of the United States (each, a "US-SCP Participant"), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the trading price of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined by the Board at the time of the award. See "Share Compensation Plan - Restricted Share Units - Vesting and Deferral Provisions" below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See "Share Compensation Plan - Options - Vesting Provisions" below.

Purpose of the Share Compensation Plan

The Board utilizes the Share Compensation Plan in order to advance the interests of the Company and its subsidiaries, and its shareholders by: (i) ensuring that the interests of SCP Participants are aligned with the success of the Company and its subsidiaries; (ii) encouraging stock ownership by such persons; and (iii) providing compensation opportunities to attract, retain and motivate such persons.

SCP Participants include officers or employees of the Company or any officer or employee of any subsidiary of the Company and, with respect to the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan) as a consultant that: (i) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; or (ii) otherwise satisfies the requirements to participate in an "employee benefit plan" as defined in Rule 405 under the United States Securities Act of 1933, as amended (the "1933 Act"). Non-employee directors of the Company are not eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Company continue to be eligible to participate in respect of Options; however, only on a limited basis. See "Restrictions on the Award of RSUs and Grant of Options" below. Under the Stock Option Plan, directors of the Company had technically been eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the "SCP Administrators") based on the recommendation of the Compensation Committee. The SCP Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

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Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares that are available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan is limited to 10% of the issued and outstanding Common Shares at the time of any grant, less Common Shares issuable pursuant to previously issued options under the Stock Option Plan and any less Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries.

As of the date of this Circular, the Company has 64,825,219 Common Shares issued and outstanding and the aggregate number of Common Shares that may be issuable pursuant to outstanding RSUs (227,554) and options (1,108,621) under the Company's securities-based compensation plans (including both the Share Compensation Plan and the Stock Option Plan) is 1,336,175 Common Shares (being approximately 2% of the issued and outstanding Common Shares and approximately 20% of the total Common Shares that may be issuable upon exercise or conversion of RSUs and Options outstanding under the Share Compensation Plan). The outstanding RSUs represent approximately 0.03% of the issued and outstanding Common Shares, and approximately 3.5% of the total Common Shares that may be reserved for issuance pursuant to grants of RSUs and Options under the Share Compensation Plan. The outstanding options represent approximately 1.7% of the issued and outstanding Common Shares and approximately 17% of the total Common Shares that may be reserved for issuance pursuant to grants of RSUs and Options under the Share Compensation Plan.

Restrictions on the Award of RSUs and Grant of Options

Certain restrictions on awards of RSUs and grants of Options apply as follows:

(a) the total number of Common Shares reserved and available for grant and issuance pursuant to the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries);

(b) the number of Common Shares issuable under the Share Compensation Plan to any one SCP Participant (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 5% of the Common Shares then issued and outstanding;

(c) the number of Common Shares issuable to insiders under the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding;

(d) the number of Common Shares issued to insiders under the Share Compensation Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding; and

(e) the number of Common Shares reserved for issuance to SCP Participants who are non-employee directors pursuant to Options under the Share Compensation Plan shall be limited to the lesser of:

(i) 1% of the Common Shares then issued and outstanding; and

(ii) C$1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of C$100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

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Restricted Share Units

The total number of RSUs that may be awarded shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

Mechanics for RSUs

RSUs awarded to SCP Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded will conditionally entitle the holder thereof to receive one Common Share upon achievement of the vesting criteria. RSUs awarded under the Share Compensation Plan will be redeemed for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the award have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by purchasing Common Shares in the open market or by making a lump sum cash payment of equivalent value.

Vesting and Deferral Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the SCP Administrators will determine the vesting criteria applicable to the awarded RSUs and the Deferred Payment Date; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the SCP Administrators may approve from time to time) (each an "RSU Agreement"); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

RSUs may be awarded with both time-based vesting provisions as a component of the Company's annual incentive compensation program, and performance-based vesting provisions as a component of the Company's long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan enables Participants (as defined in the plan) to elect to defer the receipt of all or any part of their entitlement to Common Shares upon the grant and vesting of an RSU, as applicable, until a date following the vesting of such RSU as may be determined by the Administrators (as defined in the plan), or as otherwise set out in the plan (such date being the Deferred Payment Date). Participants who elect to set a Deferred Payment Date shall be required to provide prior notice to the Company of such date and, subject to certain restrictions, may change a Deferred Payment Date by providing prior notice to the Company.

The Share Compensation Plan allows a Participant to elect, subject to the consent of the Administrators, to redeem such portion (and only such portion) of its vested RSUs for a cash amount equal to the Withholding Obligations (as defined in the plan) associated with the aggregate number of RSUs to be redeemed.

Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an "Event of Termination"). In such circumstances, any and all Common Shares corresponding to any vested RSUs will be issued (and with respect to each RSU of a US-SCP Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting); and unless otherwise determined by the SCP Administrators in their discretion, any unvested RSUs will automatically be forfeited and cancelled (and with respect to any RSU of a US-SCP Participant, if the SCP Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable RSU Agreement.) Notwithstanding the above, if a person retires in accordance with the Company's retirement policy at such time, any unvested performance-based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

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Options

The total number of Common Shares that may be issuable on exercise of Options shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time.

Mechanics for Options

Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan's reserve.

Vesting Provisions

The Share Compensation Plan provides that unless otherwise determined by the SCP Administrators, Options shall vest and become exercisable in respect of 33 1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the grant date of such Options.

Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the SCP Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options will be (whether or not then exercisable) automatically cancelled.

Other Terms

Cashless exercise of Options shall only be available to an SCP Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the SCP Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options. If an eligible SCP Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the SCP Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the SCP Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Company may not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

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The SCP Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the "Fair Market Value" of a Common Share (defined in the Share Compensation Plan as the weighted average trading price of a Common Share on any exchange in Canada for the last five trading days or, if the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day will be determined by the SCP Administrators with reference to such factors or such information as the SCP Administrators in their discretion deem appropriate) on the date the Option is granted. The exercise price of Options granted to US-SCP Participants shall not be less than the greater of (i) the Fair Market Value of a Common Share on the grant date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the date the Option is granted.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan provides that any unvested Options will vest at such time as determined by the SCP Administrators such that SCP Participants will be able to participate in a Change of Control, as defined in the Share Compensation Plan, including by surrendering such Options to the Company or a third party or exchanging such Options, for consideration in the form of cash or other securities. Additionally, any exchange, substitution or amendment of Options of US-SCP Participants will occur only to the extent and in a manner that is permitted under the United States Internal Revenue Code and the 1933 Act.

Unless otherwise determined by the Board, in the event of a Change of Control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of an SCP Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the SCP Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto. Changes or adjustments to Options and RSUs of US-SCP Participants will be in accordance with the requirements of the United States Internal Revenue Code and will comply with the vesting provisions of the Share Compensation Plan. The SCP Administrators will adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to reorganizations.

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If there is a Change of Control transaction, the SCP Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options shall vest or become exercisable, as applicable, at such time and in such manner as determined by the SCP Administrators in their sole discretion such that SCP Participants will be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Company or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the SCP Administrators, subject, in the case of a US-SCP Participant, to the applicable requirements of Section 409A of the United States Internal Revenue Code.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any SCP Participant provided that such amendment will:

(a) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and, with respect to RSUs and Options of US-SCP Participants, such amendment will not create adverse tax consequences;

(b) be subject to any regulatory approvals including, where required, the approval of the TSX;

(c) be subject to shareholder approval, where required, by the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv) a change to the termination provisions of any Option or RSU (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v) the introduction of features to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of SCP Participants to such broker who would purchase Common Shares in the open market for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vi) the introduction of features to the Share Compensation Plan that would permit the Company to make lump sum cash payments to SCP Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vii) the introduction of a cashless exercise feature (payable in cash or securities), which would provide for up to the full deduction of the number of underlying securities from the Share Compensation Plan reserve; and

(viii) change the application of Reorganization Adjustments provisions in section 6.3 or the Change of Control provisions in section 6.2).

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

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(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits referred to above under "Restrictions on the Award of RSUs and Grant of Options";

(c) permit the award of RSUs to non-employee directors of the Company or a change in the limitations on grants of Options to non-employee directors;

(d) permit RSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

(e) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(g) amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise of any person who: (i) has been a director or executive officer of Largo at any time since January 1, 2021; (ii) is a proposed nominee for election as a director of Largo; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular and during the financial year ended December 31, 2021, no director or executive officer of the Company or proposed nominee for election as a director (and each of their associates) was indebted, including under any securities purchase or other program, to (i) the Company or any of its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended December 31, 2021, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as such term is defined under applicable securities laws) of the Company or proposed nominee for election as a director (and each of their associates and affiliates) has had any material interest, direct or indirect, in any transaction since January 1, 2021 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com, and EDGAR, at www.sec.gov. Financial information is provided in our audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2021, which can be found on SEDAR at www.sedar.com and EDGAR, at www.sec.gov. Shareholders may also request copies of these documents from our Senior Manager, External Relations by telephone at +1 416 861 9797 or by e-mail at aguthrie@largoinc.com.

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DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Largo Inc.

By Order of the Board of Directors

(signed) "Alberto Arias"
Director and Co-Chair of the Board

May 24, 2022

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SCHEDULE A
BOARD MANDATE

LARGO INC.
MANDATE OF THE BOARD OF DIRECTORS

I. GENERAL

1. Mandate

The board of directors (the "Board") of Largo Inc. (the "Corporation") is responsible for the stewardship of the Corporation including the supervision of the management of the business and the affairs of the Corporation and for acting in the best interests of the Corporation. The Board acts in accordance with the Business Corporations Act (Ontario); the Corporation's Articles of Incorporation; the Corporation's Code of Business Conduct and Ethics; this Mandate and the charters of the Board's committees; and other applicable laws and policies.

2. Board Committees

(a) To assist it in exercising its responsibilities, the Board has established three standing committees of the Board:

(i) an audit committee (the "Audit Committee");

(ii) a compensation committee (the "Compensation Committee"); and

(iii) a governance and nominating committee (the "Governance Committee").

The Board may establish other standing committees, from time to time.

(b) Each committee will have a written charter. At a minimum, each charter will clearly establish the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board (or a committee thereof) on an annual basis.

(c) The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

II. PROCEDURAL MATTERS

1. Composition

A majority of the members of the Board shall be independent within the meaning of all applicable Canadian securities laws, and required, and the rules of the TSX, unless exempted thereunder.

2. Board Structure and Operations

(a) Chair

(i) The Board will appoint an independent director to act as Chair of the Board. If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director, who shall not also be a member of management of the Corporation, to act as Chair of the Board, the Board will also appoint an independent director to act as Lead Director, who shall not also be a member of management of the Corporation. Either an independent Chair of the Board or a Lead Director will act as the effective leader of the Board, including chairing Board meetings and ensuring that the Board's agenda will enable it to successfully carry out its duties.

(ii) If the Chair of the Board or Lead Director, if applicable, is absent or unable or unwilling to act, the directors present at the meeting will choose one of their number to be chair of the meeting.

(iii) The Chair of the Board and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

(iv) If in any year the Board does not appoint a Chair or Lead Director, if applicable, the incumbent Chair and Lead Director, if applicable, will each continue in office until a successor is appointed.

(b) Meetings

(i) The Chair of the Board or Lead Director, if applicable, in consultation with Board members, will determine the schedule and frequency of Board meetings. However, the Board will meet at least four times per year. A quorum of the Board may, at any time, call a meeting of the Board.

(ii) The Chair of the Board or Lead Director, if applicable, is responsible for developing and setting the agenda for Board meetings, with the assistance of Board members, the Chief Executive Officer (the "CEO") and the Secretary of the Corporation. Appropriate materials will be provided to the Board in advance of meetings, although the Board recognizes that in certain cases this may not be possible. Materials presented to the Board should be as concise as possible, while providing sufficient information for the directors to make an informed judgment.

(c) Notice

Notice of the time and place of every meeting will be given in writing to each member of the Board not less than 48 hours before the time when the meeting is to be held but if a Board member or the CEO considers it a matter of urgency that a meeting of the Board be convened, he or she may give notice of a meeting by means of any telephone, electronic or other communication facility no less than one hour before the meeting.

(d) Quorum

A majority of the Board constitutes a quorum at any meeting of the Board.

(e) Attendees

The Board may invite such officers and employees of the Corporation and advisors as it sees fit from time to time to attend a meeting of the Board and assist in the discussion and consideration of matters relating to the Board.

(f) In Camera Sessions

The Board will reserve a portion of each Board meeting for the independent directors to meet without any members of management or other non-independent directors present.

(g) Records

Minutes of meetings of the Board will be recorded and maintained by the Secretary of the Corporation and will be subsequently presented to the Board for review and approval.

3. Board Mandate Review

The Board will review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board.

III. RESPONSIBILITIES

The Board is responsible for the stewardship of the Corporation, including the supervision of management of the business and the affairs of the Corporation. As part of this mandate, the Board approves decisions that affect the Corporation before they are implemented. As a part of its overall responsibility for the stewardship of the Corporation, the Board assumes responsibility for the following:

1. Stewardship

The Board sets and supervises standards of corporate governance that establishes a culture of integrity throughout the Corporation and guide the operations of the Corporation and management in compliance with the Corporation's constating documents and Ontario corporate law, securities legislation in each jurisdiction in which the Corporation is a reporting issuer, and other applicable laws and stock exchange rules.

2. Supervising Management of the Corporation

The Board is responsible for supervising the management of the business and affairs of the Corporation, including:

(a) designating the offices of the Corporation, appointing such officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Corporation in accordance with the instructions of the Board;

(b) overseeing the review of such officers' performance and effectiveness; and

(c) acting in a supervisory role, such that any duties and powers not delegated to the officers of the Corporation remain with the Board and its committees.

3. Strategic Planning

The Board is actively involved in the Corporation's strategic planning process. Management discusses and reviews materials relating to the strategic plan with the Board. The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business. Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and proposed operations of the Corporation and reviews opportunities and assesses risks so that the plan can be adjusted.

4. Risk Management and Compliance

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management's plans to monitor and manage risk. The principal risks to the Corporation have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time, appoint management, board members or advisors to assist in assessing different risks.

5. Financial and Other Reporting, Internal Controls and Information Technology Systems

The Board is responsible for overseeing the Corporation's financial and other reporting, internal controls and information technology systems. The effectiveness and integrity of the Corporation's internal control and management information systems contribute to the effectiveness of the Board and the Corporation. To maintain the effectiveness and integrity of the Corporation's financial controls, the Board provides oversight and monitors internal control and management information systems. To assist it with these responsibilities, the Board has established the Audit Committee.

6. Compensation, Succession Planning and other Human Resources Matters

The Board is responsible for overseeing:

(a) compensation matters (including compensation of officers and other senior management personnel and approving the Corporation's annual compensation budget);

(b) succession planning (including appointing, training and monitoring senior management); and

(c) the health and safety of the Corporation's employees.

In particular, the Board annually identifies key individuals of the Corporation and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Corporation's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management.

To assist it with these responsibilities, the Board has established the Compensation Committee.

7. Code of Business Conduct and Ethics

The Board is responsible for adopting a written code of business conduct and ethics (the "Code"), applicable to directors, officers and employees of the Corporation. The Code constitutes written standards that are reasonably designed to promote integrity and deter wrongdoing and addresses the following issues:

(a) Conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the Corporation's security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of the Corporation's directors or executive officers will be granted by the Board (or a Board committee) only. To assist it with these responsibilities, the Board has established the Governance Committee.

8. Timely Disclosure, Confidentiality and Insider Trading Policy and Feedback

The Timely Disclosure, Confidentiality and Insider Trading Policy governs communication with shareholders and others and reflects the Corporation's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Corporation's relationship with its shareholders.

The Corporation's website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Corporation.

9. Corporate Governance

The Board has overall responsibility for developing the Corporation's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and evaluating the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices (including the mandate of the Board and the charters of its committees and corporate governance related policies and procedures). To assist it with these responsibilities, the Board has established the Governance Committee.

10. Other Board Matters

(a) Position Descriptions

The Board is responsible for:

(i) developing clear written position descriptions for the Chair of the Board, the Lead Director, if applicable, and the Chair of each Board committee; and

(ii) together with the CEO, developing a clear position description for the CEO.

(b) Orientation and Continuing Education

The Board is responsible for arranging:

(i) for new directors to receive a comprehensive orientation, so that they fully understand:

(A) the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its directors), and

(B) the nature and operation of the Corporation's business; and

(ii) continuing education opportunities for all directors, so that they may:

(A) maintain or enhance their skills and abilities as directors, and

(B) ensure that their knowledge and understanding of the Corporation's business remains current.

(c) Regular Board Assessments

The Board is responsible for annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director. Such assessments should consider:

(i) in the case of the Board, this Mandate;

(ii) in the case of a Board committee, the committee's charter; and

(iii) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

(d) Nomination of Directors

The Board is also responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of shareholders. Prior to nominating or appointing individuals as directors, the Board should:

(i) consider what competencies and skills the Board, as a whole, should possess;

(ii) assess what competencies and skills each existing director possesses; and

(iii) consider the appropriate size of the Board, with a view to facilitating effective decision-making.

To assist it with these responsibilities, the Board has established the Governance Committee.

(e) Outside Advisors

In performing its functions, the Board is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors. The Board has the authority to retain and approve the fees and retention terms of its outside advisors.

Approved and adopted: May 27, 2019

SCHEDULE B
REPORTING PACKAGE

Please see attached.

B-1

Corporate Office

55 University Avenue, Suite 1105

Toronto, ON Canada M5J 2H7

T: +1 416 861 9797

Investor Relations

Alex Guthrie

Senior Manager, External Relations

T: +1 416 861 9778

E: info@largoinc.com

Transfer Agent
TSX Trust Company

100 Adelaide Street West

Suite 301

Toronto, ON M5H 4H1

T: +1 866 600 5869  +1 416 342 1091

E: tsxtis@tmx.com

W: www.tsxtrust.com

Auditors

KPMG LLP

TSX LGO

NASDAQ LGO

www.largoinc.com